Exhibit 99.20

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

New Found Gold Corp. (the “Company”)

Suite 1430, 800 West Pender Street

Vancouver, British Columbia

Canada V6C 2V6

Item 2:	Date of Material Change

July 6, 2021

Item 3:	News Release

A news release was disseminated on July 6, 2021 through Canada Newswire and a copy was subsequently filed on SEDAR.

Item 4:	Summary of Material Change

The Company provided an update concerning generative exploration results from multiple targets along the prolific Appleton Fault Zone (“AFZ”) on its 100%-owned Queensway Project (“Queensway”), located on the Trans-Canada Highway 15km west of Gander, Newfoundland.

Item 5:	Full Description of Material Change

Please see the news release attached as schedule “A” for a full description of the material change.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact Craig Roberts, Chief Executive Officer and Director of the Company at 604-562-9664 or croberts@newfoundgold.ca.

Item 9:	Date of Report

July 6, 2021

Schedule “A”

New Found Provides Appleton Fault Zone Exploration Update

Vancouver, BC, July 6, 2021: New Found Gold Corp. (“New Found” or the “Company”) (TSXV: NFG, OTC: NFGFF) is pleased to provide an update concerning generative exploration results from multiple targets along the prolific Appleton Fault Zone (“AFZ”) on its 100%-owned Queensway Project (“Queensway”), located on the Trans-Canada Highway 15km west of Gander, Newfoundland.

Queensway is host to an extensive epizonal orogenic gold system, one capable of generating very high-grade gold mineralization. To date, New Found has discovered three robust structurally controlled high-grade gold deposits: Keats, Lotto, and Golden Joint. High-grade gold mineralization is typically comprised of intense quartz stockwork veining with abundant fine particles of visible gold. Although sulphide contents of such mineralization are generally very low, particles of the lead-antimony sulfosalt, boulangerite, occur ubiquitously with native gold. Lower grade gold intercepts are often encountered in the vicinity of such high-grade mineralization often occurring in altered sedimentary host rocks adjacent to quartz veins along with moderately abundant disseminated sulphides including pyrite and arsenopyrite. When such low-grade mineralization is encountered in drilling, it can help point to high-grade mineralization nearby.

New Found, with the help of GoldSpot Discoveries Corp., continually refines its geologic model to maximize the chances of making further high-grade discoveries along the AFZ. Numerous new targets have been the subject of recent drilling, and the Company believes additional high-grade discoveries will be made as it advances its ongoing 200,000m diamond drill program. This news release provides a comprehensive overview of recent exploration results from the AFZ corridor within the North Queensway Project.

AFZ Exploration Highlights

New Found has made significant progress advancing multiple targets along the Appleton Fault Zone on Queensway North. Figure 1 below shows the Keats, Lotto, and Golden Joint discovery areas along with additional primary generative targets.

The high-grade discoveries at the Keats, Lotto, and Golden Joint Zones have each been made by following up on lower grade intervals of gold mineralization from initial drilling in the target area. In addition to the presence of gold mineralization these discovery areas also display areas of alteration and pathfinder elements that appear to be associated with high-grade epizonal style gold mineralization. Significant areas of white mica alteration along with boulangerite and chalcopyrite mineralization occur proximate to higher grade gold.

The generative targets being pursued typically have significant presence of these styles of alteration and pathfinder elements coincident with significant gold mineralization. Based on our interpretation, we believe these areas have a significantly enhanced probability of hosting high-grade epizonal mineralization.

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 1

Highlights of initial drilling on these generative targets is summarized the Tables below, additional drill results from this work provided in Drillhole Details section.

ZONE 36
TRENCH 26
SUNDAY
LOTTO
POWERLINE
DOME
LITTLE
ROAD
GOLDEN JOINT
QUEENSWAY NORTH PROJECT
COKES
KEATS
EM lineaments
Airborne Chargeability Anomaly
Appleton Fault System
Gravity Lineaments
Diamond Drill Hole Intercepts
0.5 - 1.0 g/t Au
1.0 - 5.0 g/t Au
> 5.0 g/t Au
BOWATER
Appleton Fault Zone
Rock Samples
0.5 - 1.0 g/t Au
1.0 - 5.0 g/t Au
> 5.0 g/t Au
GOLDEN BULLET
New Found Gold Corp Property
KNOB
LETHA
N
NEWFOUND
GROUSE
0
312.5
625
1,250
m
GLEN EAGLES

Figure 1. Appleton Fault Zone targets, Queensway North

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 2

New Appleton Fault Zone Generative Drill Results

Hole No.	From (m)	To (m)	Interval	Au (g/t)
			(m)*		Notes
Cokes Target (500m west of Keats across Appleton Fault)
NFGC-21-154	6.40	8.40	2.00	1.37

Significant intervals of near surface gold mineralization such as 2.4 g/t Au over 23.7m, starting at 10m down hole depth. Alteration and pathfinder elements associated with proximity to epizonal mineralization

And	15.70	22.25	6.55	1.40
And	27.00	34.65	7.65	2.60
NFGC-21-157	10.00	33.70	23.70	2.40
Including	20.60	24.75	4.15	6.43
And	55.20	68.35	13.15	1.69
And	105.00	109.50	4.50	2.04

Keats North (200m north of Keats)
NFGC-21-108	197.00	199.00	2.00	6.53	Possible Keats Zone extension

Road Target (700m south-east of Lotto)
NFGC-20-71	23.50	26.20	2.70	35.36	Significant shallow high-grade interval, step-out drilling planned
And	48.80	51.75	2.95	9.06

Dome Target (300m south of Lotto)
NFGC-20-66	115.45	122.55	7.10	2.03	Significant intervals of near surface gold mineralization, as well as presence of alteration and pathfinder elements associated with proximity to epizonal mineralization

Multiple Target Areas South of Trans Canada Highway
NFGC-21-159	42.85	45.30	2.45	2.91	Drilling to date peripheral to Noranda drilling due to access challenges
And	54.00	56.00	2.00	8.78

Lotto Targeting Outside Main Lotto Discovery Area
NFGC-21-102	48.4	54.85	6.45	2.15	Gold mineralization in multiple structures over 300m x 200m area
					to east of AFZ, targeting additional zones continuing

*Note that the host structures along the Appleton Fault Zone are generally interpreted to be steeply dipping and true widths are estimated to be 85% to 95% of reported widths at Keats, 80% to 90% at Lotto, 70% to 90% at Golden Joint, 65% to 75% at Dome, unknown at Cokes, 85% to 95% at Road, unknown at Little-Powerline, and unknown at Knob. Intervals are calculated at a 1 g/t Au cut-off grade; grades have not been capped in the averaging.

Denis Laviolette, President of New Found, stated, “Our understanding of the genesis of high-grade gold mineralization along the Appleton fault continues to evolve. Following up on intervals of lower grade gold mineralization associated with specific styles of alteration and pathfinder minerals and elements was a key step in our discoveries of high grade at Keats, Lotto, and recently Golden Joint. There are now more than 15 additional areas along the Appleton fault that have returned significant gold mineralization that we believe are prospective for high grade epizonal style discovery. We are continuing with interpretation work and additional drilling in the pursuit of finding additional zones of high-grade epizonal style gold along 7.8km of strike along the Appleton Fault Zone.

The Appleton fault is a deep crustal structure and plumbing conduit persists for over 7km of strike distance through Queensway North. With our discovery success and continued generation and advancement of new targets, our confidence continues to build that with further drilling we will make additional discoveries of high-grade epizonal gold mineralization along the Appleton Fault Zone.”

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 3

Previously Released Appleton Fault Zone Generative Drill Results

Hole No.	From (m)	To (m)	Interval	Au (g/t)	Notes
			(m)*
Sunday Zone (200m west of main Lotto discovery)
NFGC-20-44	242.10	245.05	2.95	38.70	In hanging wall of main Appleton Fault Zone, possibly related to structural intersection. Interpretation and follow-up continuing
Within	238.55	245.05	6.50	18.10

Golden Joint Hanging Wall (100m to 200m east of Main Golden Joint Discovery)

NFGC-21-199	36.00	38.00	2.00	2.85	Golden Joint HW is vein set to the east of the main Golden Joint discovery. Some significant grades in multiple holes, drilling planned to step out to target possible high-grade zone
And	46.00	48.00	2.00	2.31
And	64.00	66.00	2.00	12.70

Keats Footwall Mineralization
NFGC-21-156	110.65	113.00	2.35	1.52	Significant broad intervals of lower grade halo gold mineralization surrounding the high-grade Keats discovery, multiple additional mineralized veins in the footwall.
And	151.50	154.30	2.80	1.31
And	175.40	178.00	2.60	1.41
And	215.85	218.55	2.70	2.54
And	246.60	253.15	6.55	1.32

Little-Powerline
NFGC-20-11	21.30	38.50	17.20	1.28	Significant intervals of near surface gold mineralization, as well as presence of alteration and pathfinder elements associated with proximity to epizonal mineralization
NFGC-20-12	16.90	26.50	9.60	2.61
Including	23.20	25.50	2.30	7.75

NFGC-20-14	11.00	13.00	2.00		253.8 g/t Ag
and	57.00	58.00	1.00		94.9 g/t Ag

*Note that the host structures along the Appleton Fault Zone are generally interpreted to be steeply dipping and true widths are estimated to be 85%to 95% of reported widths at Keats, 80% to 90% at Lotto, 70% to 90% at Golden Joint, 65% to 75% at Dome, unknown at Cokes, 85% to 95% at Road, unknown at Little-Powerline, and unknown at Knob. Intervals are calculated at a 1 g/t Au cut-off grade; grades have not been capped in the averaging.

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 4

Keats to Lotto Corridor

New Found’s three advancing high-grade epizonal discoveries to date occur along an approximately 2km corridor of the Appleton Fault Zone, shown in the long section in Figure 2 below.

Figure 2. Long section along the Keats to Lotto corridor

In addition to the Keats, Lotto, and Golden Joint discoveries, exploration is continuing on multiple additional target areas across an approximately 800m wide corridor on the east side of the Appleton fault that demonstrates significant gold mineralization coincident with alteration and mineralization styles that are commonly found proximate to high-grade epizonal style mineralization. The generative target areas in this corridor include Keats North, Dome, Road, Golden Joint HW, and Sunday (see Figure 1). Notable drill intervals in these generative targets on the east side of the Appleton include 6.53g/t over 2.0m at Keats North, approximately 200m north of where the main Keats high-grade zone appears to sub crop, 35.4g/t over 2.7m at Road, 38.7g/t over 2.95m at Sunday, and 12.7g/t over 2.0m at Golden Joint HW.

Generative targets along an approximately 500m wide corridor on the west side of the Appleton Fault include Cokes and Little-Powerline which have both returned encouraging drill intervals, as well as Trench 26 and Zone 36 where significant gold mineralization, alteration, and indicator minerals have been noted in trenching to be followed up shortly with drilling.

Keats Area (Keats Main, Keats FW, Keats North, Cokes)

Recently received Keats drill intervals along with intervals returned from Keats North and Cokes are shown on the plan map and long section in Figures 3 and 4 below.

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 5

Figure 3. Keats Area Plan View

*Note that the host structures along the Appleton Fault Zone are generally interpreted to be steeply dipping and true widths are estimated to be 85%to 95% of reported widths at Keats, 80% to 90% at Lotto, 70% to 90% at Golden Joint, 65% to 75% at Dome, unknown at Cokes, 85% to 95% at Road, unknown at Little-Powerline, and unknown at Knob. Intervals are calculated at a 1 g/t Au cut-off grade; grades have not been capped in the averaging.

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 6

Figure 4. Keats Long Section

*Note that the host structures along the Appleton Fault Zone are generally interpreted to be steeply dipping and true widths are estimated to be 85%to 95% of reported widths at Keats, 80% to 90% at Lotto, 70% to 90% at Golden Joint, 65% to 75% at Dome, unknown at Cokes, 85% to 95% at Road, unknown at Little-Powerline, and unknown at Knob. Intervals are calculated at a 1 g/t Au cut-off grade; grades have not been capped in the averaging.

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 7

Keats Main

Highlight intervals from recently received Keats drilling include:

Zone	Hole No.	From (m)	To (m)	Interval (m)*	Au (g/t)	Zone
Keats Main	NFGC-21-120	9.65	21.70	12.05	12.65	Keats Main
	Including	9.65	13.25	3.60	35.76
Keats Main	NFGC-21-189	156.70	161.80	5.10	23.78	Keats Main
Keats Main	NFGC-21-196	169.90	172.35	2.45	96.51	Keats Main

*Note that the host structures along the Appleton Fault Zone are generally interpreted to be steeply dipping and true widths are estimated to be 85%to 95% of reported widths at Keats, 80% to 90% at Lotto, 70% to 90% at Golden Joint, 65% to 75% at Dome, unknown at Cokes, 85% to 95% at Road, unknown at Little-Powerline, and unknown at Knob. Intervals are calculated at a 1 g/t Au cut-off grade; grades have not been capped in the averaging.

•	The intervals of 96.5g/t Au over 2.45m in hole NFGC-21-196 and 23.8g/t Au over 5.10m in NFGC-21-189 occur above the primary dilative corridor of the Keats Fault Zone which still yields significant gold mineralization.

Keats North

Drill holes NFGC-21-98 and NFGC-21-108 were drilled on a fence line approximately 200m north of the main Keats discovery (see Figure 3). Highlight intervals include:

Hole No.	From (m)	To (m)	Interval (m)*	Au (g/t)	Name	Zone
NFGC-21-98	136.00	138.85	2.85	1.02	Keats North	Main
NFGC-21-108	197.00	199.00	2.00	6.53	Keats North	Main

*Note that the host structures along the Appleton Fault Zone are generally interpreted to be steeply dipping and true widths are estimated to be 85% to 95% of reported widths at Keats, 80% to 90% at Lotto, 70% to 90% at Golden Joint, 65% to 75% at Dome, unknown at Cokes, 85% to 95% at Road, unknown at Little-Powerline, and unknown at Knob. Intervals are calculated at a 1 g/t Au cut-off grade; grades have not been capped in the averaging.

•	The Company believes that Hole NFGC-21-108 intersected the primary Keats Baseline fault structure.

Additional drilling is planned to further test the structure in this area.

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 8

Cokes

The Cokes target is on the west side of the Appleton fault approximately 300m from the main Keats Zone, which is being drilled on the east side of the Appleton fault. Highlight intervals include:

Hole No.	From (m)	To (m)	Interval (m)*	Au (g/t)	Name	Zone
NFGC-21-157	18.85	33.70	14.85	3.61
Including	20.60	24.75	4.15	6.43	Cokes	Main
And	55.20	67.00	11.80	1.80
And	105.00	109.50	4.50	2.04
NFGC-21-146	23.00	26.00	3.00	1.49	Cokes	Main
And	79.00	81.00	2.00	1.60
NFGC-21-154	15.70	22.25	6.55	1.40	Cokes	Main
And	27.00	34.65	7.65	2.60

**Note that the host structures along the Appleton Fault Zone are generally interpreted to be steeply dipping and true widths are estimated to be 85% to 95% of reported widths at Keats, 80% to 90% at Lotto, 70% to 90% at Golden Joint, 65% to 75% at Dome, unknown at Cokes, 85% to 95% at Road, unknown at Little-Powerline, and unknown at Knob. Intervals are calculated at a 1 g/t Au cut-off grade; grades have not been capped in the averaging.

•	Notable in the drilling at the Cokes target is a pervasive alteration sequence, several brittle and ductile structural elements and higher sulphide content representing a different style of mineralization from the Keats but suggestive that a robust mineral system has developed on the west side of the Appleton Fault.

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 9

Golden Joint to Lotto Corridor

Target locations and recent results the from Golden Joint to Lotto corridor are summarized in Figure 5 below.

LOTTO ZONE PLAN MAP
LOTTO
KEATS
QUEENSWAY NORTH
Drill Holes
Historical Drill Collar
Assays Pending
Assays Previously Reported
Assays Reported 06-29-2021
Mineralized Zone Footprint
EM Conductor
Regional Structure
Au grade (g/t)
0.5 - 3.0
3.0 - 10.0
> 10.0
NEWFOUND GOLD CORP
NFGC-21-102
2.15g/t Au over 6.45m
NFGC-21-102
Lotto
Sunday
NFGC-21-83
NFGC-21-110
Appleton Fault Zone
Lotto Baseline Fault
Dome
NFGC-20-61
NFGC-20-58
NFGC-20-66
2.03g/t Au over 7.10m
NFGC-20-55
NFGC-20-68
NFGC-20-66
Road
NFGC-20-71
9.06g/t Au over 2.95m
NFGC-20-71
35.36g/t Au over 2.70m
NFGC-20-71
NFGC-20-76
NFGC-21-171
10.36g/t Au over 4.85m
Golden Joint
Golden Joint HW
NFGC-21-199
12.70g/t Au over 2.00m
NFGC-21-199
NFGC-21-199
4.53g/t Au over 2.00m
NFGC-21-187
NFGC-21-171
NFGC-21-241
NFGC-21-241
430.2g/t Au over 5.25m
NFGC-21-187
5.39g/t Au over 2.00m
NFGC-21-187
4.96g/t Au over 6.20m
Including
7.08g/t Au over 4.00m
0 50 100 200
Meters

Figure 5. Golden Joint to Lotto Corridor Plan Map

**Note that the host structures along the Appleton Fault Zone are generally interpreted to be steeply dipping and true widths are estimated to be 85% to 95% of reported widths at Keats, 80% to 90% at Lotto, 70% to 90% at Golden Joint, 65% to 75% at Dome, unknown at Cokes, 85% to 95% at Road, unknown at Little-Powerline, and unknown at Knob. Intervals are calculated at a 1 g/t Au cut-off grade; grades have not been capped in the averaging.

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 10

Golden Joint & Golden Joint HW

New Found recently reported results from the Golden Joint discovery with the following highlights (see New Found’s June 29, 2021, news release):

Hole No.	From (m)	To (m)	Interval (m)*	Au (g/t)	Zone
NFGC-21-171	223.45	228.30	4.85	10.36	Golden Joint
NFGC-21-241	207.85	213.10	5.25	430.17	Golden Joint

**Note that the host structures along the Appleton Fault Zone are generally interpreted to be steeply dipping and true widths are estimated to be 85% to 95% of reported widths at Keats, 80% to 90% at Lotto, 70% to 90% at Golden Joint, 65% to 75% at Dome, unknown at Cokes, 85% to 95% at Road, unknown at Little-Powerline, and unknown at Knob. Intervals are calculated at a 1 g/t Au cut-off grade; grades have not been capped in the averaging.

•	The high-grade discovery interval of 430.2g/t Au over 5.25m was intersected within a newly discovered gold zone along the hanging wall of the Appleton Fault.

•	Based on the recent drilling, New Found’s current interpretation is that the Lotto Baseline Fault extends approximately 1km from the Lotto area to the Golden Joint area (see Figure 5). The vein systems in the Golden Joint appear to occur near the confluence (“joint”) of the Lotto Baseline and Appleton Faults, but controls on the high-grade gold mineralization at Golden Joint are currently unclear.

Results from the parallel Golden Joint Hanging Wall Zone have also included several significant intervals with highlights including:

Hole No.	From (m)	To (m)	Interval (m)*	Au (g/t)	Zone
NFGC-21-187	114.10	119.65	5.55	1.49	Golden Joint HW
And	125.45	131.65	6.20	4.96
NFGC-21-199	36.00	38.00	2.00	2.85	Golden Joint HW
And	46.00	48.00	2.00	2.31
And	64.00	66.00	2.00	12.70

**Note that the host structures along the Appleton Fault Zone are generally interpreted to be steeply dipping and true widths are estimated to be 85% to 95% of reported widths at Keats, 80% to 90% at Lotto, 70% to 90% at Golden Joint, 65% to 75% at Dome, unknown at Cokes, 85% to 95% at Road, unknown at Little-Powerline, and unknown at Knob. Intervals are calculated at a 1 g/t Au cut-off grade; grades have not been capped in the averaging.

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 11

Road

Highlight results from holes drilled into the Road target are summarized below.

Hole No.	From (m)	To (m)	Interval (m)*	Au (g/t)	Zone
NFGC-20-71	23.50	26.20	2.70	35.36
And	48.80	51.75	2.95	9.06	Road
And	113.40	115.40	2.00	1.03
NFGC-20-76	57.55	59.65	2.10	1.03	Road

*Note that the host structures along the Appleton Fault Zone are generally interpreted to be steeply dipping and true widths are estimated to be 85%to 95% of reported widths at Keats, 80% to 90% at Lotto, 70% to 90% at Golden Joint, 65% to 75% at Dome, unknown at Cokes, 85% to 95% at Road, unknown at Little-Powerline, and unknown at Knob. Intervals are calculated at a 1 g/t Au cut-off grade; grades have not been capped in the averaging.

•	The Road target is exposed at surface and is the furthest east of the Appleton fault where significant gold mineralization has been found to date but may be related to extensions of the Lotto Zone 550m to the northwest.

•	Drill hole NFGC-20-71 returned three mineralized vein zones with results including 35.4g/t Au over 2.70m and 9.1g/t Au over 2.95m.

•	The presence of quartz breccia veins in a separate NW trending fault corridor are suggestive of a similar style of emplacement and mineralogy to the nearby Keats and Lotto Zones.

Dome

Highlight results from Dome are summarized below.

Hole No.	From (m)	To (m)	Interval (m)*	Au (g/t)	Zone
NFGC-20-55	84.00	87.60	3.60	1.96	Dome
NFGC-20-58	67.20	69.20	2.00	1.46	Dome
NFGC-20-61	NSV				Dome
NFGC-20-66	103.75	106.30	2.55	1.64	Dome
And	115.45	122.55	7.10	2.03
NFGC-20-68	101.70	104.00	2.30	1.01	Dome

*Note that the host structures along the Appleton Fault Zone are generally interpreted to be steeply dipping and true widths are estimated to be 85%to 95% of reported widths at Keats, 80% to 90% at Lotto, 70% to 90% at Golden Joint, 65% to 75% at Dome, unknown at Cokes, 85% to 95% at Road, unknown at Little-Powerline, and unknown at Knob. Intervals are calculated at a 1 g/t Au cut-off grade; grades have not been capped in the averaging.

•	Further drilling is being planned at Dome to follow up on these results, again targeting higher-grade epizonal style gold mineralization.

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 12

Lotto and Sunday

•	New Found recently reported results from the Lotto discovery with the following highlights (see New Found’s June 23, 2021, news release):

Hole No.	From (m)	To (m)	Interval (m)*	Au (g/t)	Zone
NFGC-21-89	80.85	99.65	18.80	1.64
NFGC-21-201	205.00	207.45	2.45	683.14	Lotto Main
Within	196.65	208.15	11.50	150.28

*Note that the host structures along the Appleton Fault Zone are generally interpreted to be steeply dipping and true widths are estimated to be 85%to 95% of reported widths at Keats, 80% to 90% at Lotto, 70% to 90% at Golden Joint, 65% to 75% at Dome, unknown at Cokes, 85% to 95% at Road, unknown at Little-Powerline, and unknown at Knob. Intervals are calculated at a 1 g/t Au cut-off grade; grades have not been capped in the averaging.

•	The interval 683.1g/t Au over 2.45m within 150.3 g/t Au over 11.5m in NFGC-21-201 is the best result to date from the main Lotto discovery and step-out drilling from this interval is now underway (see Figure 6).

•	The high-grade intervals reported to date occur in an interpreted north-south striking vein set, one of a network of multiple secondary north-south striking vein sets interpreted to date over a 300m x 200m area which remains open in all directions.

•	The Company continues to test multiple additional targets at Lotto outside of the initial vein target, including follow up drilling on the Sunday Zone interval of 38.7g/t over 2.95m interpreted to be located in the hanging wall of the main Appleton Fault.

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 13

Figure 6. Lotto Cross Section

*Note that the host structures along the Appleton Fault Zone are generally interpreted to be steeply dipping and true widths are estimated to be 85%to 95% of reported widths at Keats, 80% to 90% at Lotto, 70% to 90% at Golden Joint, 65% to 75% at Dome, unknown at Cokes, 85% to 95% at Road, unknown at Little-Powerline, and unknown at Knob. Intervals are calculated at a 1 g/t Au cut-off grade; grades have not been capped in the averaging.

Other Appleton Fault Zone Target Areas

Zone 36

•	Surface trenching in 2020 along an area of high Au soil values resulted in the discovery of Zone 36, approximately 700m north of Lotto on the west side of the Appleton Fault (see Figure 7 below).

•	Zone 36 is represented by two parallel northwest trending veins and a third more prominent sub-parallel vein system showing areas of brecciation and was exposed along surface for 140m along strike.

•	The presence of vuggy quartz, antimony sulphosalts, and visible gold is suggestive that it has a similar epizonal style of mineralization to the Keats and Lotto Zones.

•	Limited surface sampling of the Zone resulted in grab samples up to 47.0 g/t Au and channel samples up to 18.9g/t Au over 1.0m.

•	Initial drilling of this target is planned for 2021.

NEWFOUND GOLD CORP.

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 14

Figure 7. Exploration of Zone 36 showing broad quartz veined zone

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 15

Knob and Grouse

The Knob area was the subject of significant historic drilling by Noranda. Due to winter conditions to date the Company has been unable to safely reach drill pad locations to target the focus of the historic Noranda drilling. Drilling to date by New Found has been peripheral to this target area and has tested for extensions of the historically drilled mineralization, as well as testing additional target zones. Highlight of drill results to date include:

Hole No.	From (m)	To (m)	Interval (m)*	Au (g/t)	Zone
NFGC-21-107	12.65	15.00	2.35	1.61	Knob
And	24.00	28.40	4.40	1.06
NFGC-21-112	NSV				Knob
NFGC-21-117	30.90	34.45	3.55	1.39	Knob
And	42.55	44.60	2.05	1.34
NFGC-21-121	29.00	31.15	2.15	1.08	Knob
NFGC-21-124	39.30	42.65	3.35	1.43	Knob
And	46.00	48.00	2.00	1.00
And	169.00	171.00	2.00	2.00
NFGC-21-126	NSV				Knob
NFGC-21-128	NSV				Knob
NFGC-21-134	NSV				Knob
NFGC-21-147	76.60	78.75	2.15	1.76	Knob
NFGC-21-152	NSV				Knob
NFGC-21-159	42.85	45.30	2.45	2.91	Knob
And	54.00	56.00	2.00	8.78	Knob
NFGC-21-168	NSV				Grouse
NFGC-21-178	NSV				Grouse

*Note that the host structures along the Appleton Fault Zone are generally interpreted to be steeply dipping and true widths are estimated to be 85% to 95% of reported widths at Keats, 80% to 90% at Lotto, 70% to 90% at Golden Joint, 65% to 75% at Dome, unknown at Cokes, 85% to 95% at Road, unknown at Little-Powerline, and unknown at Knob. Intervals are calculated at a 1 g/t Au cut-off grade; grades have not been capped in the averaging.

•	The Knob and Grouse Zones are stratigraphically controlled to a coarse greywacke/conglomerate unit and the Company successfully extended the known extents of this unit along strike intersecting visible gold mineralization in several holes including NFGC-21-159 which intercepted 8.78g/t Au over 2.0m, 200m south of the Knob Zone within the coarse-grained unit.

•	Further surface exploration is planned for the 2021 field season to better refine the geology of this region with the goal of generating new drill targets as significant potential exists.

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 16

Drillhole Details

Keats Main and Keats FW

Hole No.	From (m)	To (m)	Interval (m)*	Au (g/t)	Zone
NFGC-20-75	132.00	135.45	3.45	9.78	Keats Main
And	139.00	141.00	2.00	2.21
NFGC-21-77		NSV			Keats Main
NFGC-21-81	19.40	21.70	2.30	1.72	Keats Main
And	46.55	49.40	2.85	1.19
And	65.90	68.30	2.40	1.00
And	136.00	138.15	2.15	1.33	Keats FW
NFGC-21-82	140.00	145.00	5.00	3.54	Keats Main
And	160.85	167.95	7.10	3.52
NFGC-21-93	17.80	19.80	2.00	1.98	Keats Main
NFGC-21-99	182.00	184.00	2.00	1.03	Keats Main
And	196.00	199.65	3.65	1.11
NFGC-21-116	25.40	35.95	10.55	2.10	Keats Main
Including	25.40	28.20	2.80	4.82
NFGC-21-120	9.65	21.70	12.05	12.65	Keats Main
Including	9.65	13.25	3.60	35.76
And	22.90	25.00	2.10	1.33
And	28.20	33.00	4.80	1.98
And	36.00	38.00	2.00	2.66
And	40.30	46.00	5.70	5.16
NFGC-21-129	59.75	66.00	6.25	1.37	Keats Main
And	71.00	75.30	4.30	2.54
And	122.95	125.00	2.05	1.21	Keats FW
And	128.00	130.15	2.15	1.28
NFGC-21-132	159.00	161.50	2.50	1.06	Keats Main
And	164.60	171.75	7.15	1.90
NFGC-21-136	230.10	237.45	7.35	1.02	Keats Main
And	254.65	257.30	2.65	1.85
And	288.00	290.65	2.65	1.23	Keats FW
NFGC-21-153	288.40	292.45	4.05	1.16
NFGC-21-156	22.00	24.25	2.25	3.12	Keats Main
And	54.95	70.35	15.40	1.00
And	110.65	113.00	2.35	1.52	Keats FW
And	151.50	154.30	2.80	1.31
And	175.40	178.00	2.60	1.41
And	215.85	218.55	2.70	2.54
And	246.60	253.15	6.55	1.32
NFGC-21-189	150.00	152.00	2.00	1.73	Keats Main
And	156.70	161.80	5.10	23.78
NFGC-21-196	169.90	172.35	2.45	96.51	Keats Main
NFGC-21-197	219.30	221.70	2.40	1.04	Keats Main
And	239.85	250.90	11.05	2.12
And	254.45	262.70	8.25	3.67
Including	257.55	260.00	2.45	8.13

*Note that the host structures along the Appleton Fault Zone are generally interpreted to be steeply dipping and true widths are estimated to be 85% to 95% of reported widths at Keats, 80% to 90% at Lotto, 70% to 90% at Golden Joint, 65% to 75% at Dome, unknown at Cokes, 85% to 95% at Road, unknown at Little-Powerline, and unknown at Knob. Intervals are calculated at a 1 g/t Au cut-off grade; grades have not been capped in the averaging.

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 17

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-20-75	300	-45	175.5	658205	5427413
NFGC-21-77	300	-45	308.6	658302	5427416
NFGC-21-81	300	-45	258.5	658104	5427414
NFGC-21-82	300	-45	223.2	658190	5427364
NFGC-21-93	300	-45	110.0	658230	5427558
NFGC-21-99	299	-45	285.0	658176	5427314
NFGC-21-116	300	-45	113.0	658188	5427509
NFGC-21-120	300	-45	108.7	658228	5427529
NFGC-21-129	300	-45	161.3	658198	5427475
NFGC-21-132	300	-45	234.0	658221	5427391
NFGC-21-136	300	-45	312.0	658179	5427247
NFGC-21-153	300	-45	351.0	658233	5427217
NFGC-21-156	300	-45	275.0	658069	5427405
NFGC-21-189	300	-45	204.6	658174	5427359
NFGC-21-196	300	-45	206.0	658179	5427342
NFGC-21-197	300	-55	353.0	658149	5427243

Keats North

Hole No.	From (m)	To (m)	Interval (m)*	Au (g/t)	Zone
NFGC-21-98	137.00	139.30	2.30	1.09	Keats FW
NFGC-21-108	197.00	199.00	2.00	6.53	Keats
NFGC-21-190	NSV				Keats

*Note that the host structures along the Appleton Fault Zone are generally interpreted to be steeply dipping and true widths are estimated to be 85%to 95% of reported widths at Keats, 80% to 90% at Lotto, 70% to 90% at Golden Joint, 65% to 75% at Dome, unknown at Cokes, 85% to 95% at Road, unknown at Little-Powerline, and unknown at Knob. Intervals are calculated at a 1 g/t Au cut-off grade; grades have not been capped in the averaging.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-21-98	299	-45	470.0	658328	5427745
NFGC-21-108	120	-45	248.0	658327	5427746
NFGC-21-190	300	-45	282.0	658537	5427639

Cokes

Hole No.	From (m)	To (m)	Interval (m)*	Au (g/t)	Zone
NFGC-21-146	23.00	26.00	3.00	1.49
And	79.00	81.00	2.00	1.60	Cokes
NFGC-21-154	6.40	8.40	2.00	1.37
And	15.70	22.25	6.55	1.40	Cokes
And	27.00	34.65	7.65	2.60
NFGC-21-157	10.00	33.70	23.70	2.40
Including	20.60	24.75	4.15	6.43
And	55.20	68.35	13.15	1.69	Cokes
And	105.00	109.50	4.50	2.04

*Note that the host structures along the Appleton Fault Zone are generally interpreted to be steeply dipping and true widths are estimated to be 85% to 95% of reported widths at Keats, 80% to 90% at Lotto, 70% to 90% at Golden Joint, 65% to 75% at Dome, unknown at Cokes, 85% to 95% at Road, unknown at Little-Powerline, and unknown at Knob. Intervals are calculated at a 1 g/t Au cut-off grade; grades have not been capped in the averaging.

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 18

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-21-146	300	-45	300.0	657817	5427521
NFGC-21-154	50	-60	94.6	657652	5427514
NFGC-21-157	120	-45	165.0	657642	5427535

Lotto

Hole No.	From (m)	To (m)	Interval (m)*	Au (g/t)	Zone
NFGC-21-83	67.95	70.00	2.05	1.04	Lotto
And	87.20	90.05	2.85	1.45
NFGC-21-102	48.40	54.85	6.45	2.15	Lotto
NFGC-21-110	140.70	142.70	2.00	1.54	Lotto
And	174.85	177.90	3.05	1.27

*Note that the host structures along the Appleton Fault Zone are generally interpreted to be steeply dipping and true widths are estimated to be 85% to 95% of reported widths at Keats, 80% to 90% at Lotto, 70% to 90% at Golden Joint, 65% to 75% at Dome, unknown at Cokes, 85% to 95% at Road, unknown at Little-Powerline, and unknown at Knob. Intervals are calculated at a 1 g/t Au cut-off grade; grades have not been capped in the averaging.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-21-83	300	-45	357.2	658964	5429025
NFGC-21-102	295	-45	363.0	659045	5429179
NFGC-21-110	300	-45	183.1	658999	5428946

Dome

Hole No.	From (m)	To (m)	Interval (m)*	Au (g/t)	Zone
NFGC-20-55	84.00	87.60	3.60	1.96	Dome
NFGC-20-58	67.20	69.20	2.00	1.46	Dome
NFGC-20-61	NSV				Dome
NFGC-20-66	103.75	106.30	2.55	1.64	Dome
And	115.45	122.55	7.10	2.03
NFGC-20-68	101.70	104.00	2.30	1.01	Dome

*Note that the host structures along the Appleton Fault Zone are generally interpreted to be steeply dipping and true widths are estimated to be 85% to 95% of reported widths at Keats, 80% to 90% at Lotto, 70% to 90% at Golden Joint, 65% to 75% at Dome, unknown at Cokes, 85% to 95% at Road, unknown at Little-Powerline, and unknown at Knob. Intervals are calculated at a 1 g/t Au cut-off grade; grades have not been capped in the averaging.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-20-55	300	-45	138.0	658752	5428685
NFGC-20-58	300	-45	147.0	658764	5428707
NFGC-20-61	300	-45	306.3	658777	5428728
NFGC-20-66	300	-45	171.0	658739	5428665
NFGC-20-68	300	-60	231.0	658740	5428665

Road

Hole No.	From (m)	To (m)	Interval (m)*	Au (g/t)	Zone
NFGC-20-71	23.50	26.20	2.70	35.36
And	48.80	51.75	2.95	9.06	Road
And	113.40	115.40	2.00	1.03
NFGC-20-76	57.55	59.65	2.10	1.03	Road

*Note that the host structures along the Appleton Fault Zone are generally interpreted to be steeply dipping and true widths are estimated to be 85%to 95% of reported widths at Keats, 80% to 90% at Lotto, 70% to 90% at Golden Joint, 65% to 75% at Dome, unknown at Cokes, 85% to 95% at Road, unknown at Little-Powerline, and unknown at Knob. Intervals are calculated at a 1 g/t Au cut-off grade; grades have not been capped in the averaging.

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 19

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-20-71	50	-45	204.0	658925	5428323
NFGC-20-76	50	-60	225.0	658925	5428322

Knob

Hole No.	From (m)	To (m)	Interval (m)*	Au (g/t)	Zone
NFGC-21-107	12.65	15.00	2.35	1.61	Knob
And	24.00	28.40	4.40	1.06
NFGC-21-112	NSV				Knob
NFGC-21-117	30.90	34.45	3.55	1.39	Knob
And	42.55	44.60	2.05	1.34
NFGC-21-121	29.00	31.15	2.15	1.08	Knob
NFGC-21-124	39.30	42.65	3.35	1.43	Knob
And	46.00	48.00	2.00	1.00
And	169.00	171.00	2.00	2.00
NFGC-21-126	NSV				Knob
NFGC-21-128	NSV				Knob
NFGC-21-134	NSV				Knob
NFGC-21-147	76.60	78.75	2.15	1.76	Knob
NFGC-21-152	NSV				Knob
NFGC-21-159	42.85	45.30	2.45	2.91	Knob
And	54.00	56.00	2.00	8.78	Knob
NFGC-21-168	NSV				Grouse
NFGC-21-178	NSV				Grouse

Note that the host structures along the Appleton Fault Zone are generally interpreted to be steeply dipping and true widths are estimated to be 85% to 95% of reported widths at Keats, 80% to 90% at Lotto, 70% to 90% at Golden Joint, 65% to 75% at Dome, unknown at Cokes, 85% to 95% at Road, unknown at Little-Powerline, and unknown at Knob. Intervals are calculated at a 1 g/t Au cut-off grade; grades have not been capped in the averaging.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-21-107	120	-45	95.0	657087	5425765
NFGC-21-112	120	-45	190.2	657047	5425761
NFGC-21-117	120	-45	123.0	657140	5425764
NFGC-21-121	300	-45	233.0	657257	5425862
NFGC-21-124	120	-45	258.8	657228	5425875
NFGC-21-126	120	-45	233.0	656933	5425746
NFGC-21-128	120	-45	206.0	657354	5425190
NFGC-21-134	0	-45	123.3	657164	5425687
NFGC-21-147	300	-45	239.2	657075	5425583
NFGC-21-152	300	-60	227.0	657076	5425582
NFGC-21-159	300	-45	188.0	657051	5425540
NFGC-21-168	300	-45	176.0	657001	5425509
NFGC-21-178	180	-45	239.0	656929	5425322

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 20

200,000m Drill Campaign Update

A total of 267 holes totalling approximately 61,700m of drilling has been completed to date, representing approximately 31% of the planned 200,000m program. Results for 150 holes totalling approximately 34,200m have been received and reported to date. Eight rigs are currently turning, with a ninth on site and tenth to arrive by Q3 2021.

NYSE American Listing Update

New Found has been cleared to apply to list its common shares on the NYSE American. The Company expects to commence trading on the NYSE American in early Q3 2021 upon receipt of final approval from the SEC and the NYSE American.

Sampling, Sub-sampling, and Laboratory

Host structures along the Appleton Fault Zone are generally interpreted to be steeply dipping and true widths are estimated to be 85% to 95% of reported widths at Keats, 80% to 90% at Lotto, 70% to 90% at Golden Joint, 65% to 75% at Dome, unknown at Cokes, 85% to 95% at Road, unknown at Little-Powerline, and unknown at Knob. In some areas infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional variability in true width. Assays are uncut, and calculated intervals are reported over a minimum length of 2m using a lower cut-off of 1.0 g/t Au. All HQ split core assays reported were obtained by either complete sample metallic screen/fire assay or standard 30-gram fire-assaying with ICP finish at ALS Minerals in Vancouver, British Columbia, or by entire sample screened metallic screen fire assay at Eastern Analytical in Springdale, Newfoundland. The complete sample metallic screen assay method is selected by the geologist when samples contain coarse gold or any samples displaying gold initial fire assay values greater than 1.0 g/t Au. Drill program design, Quality Assurance/Quality Control and interpretation of results is performed by qualified persons employing a Quality Assurance/Quality Control program consistent with National Instrument 43-101 and industry best practices. Standards and blanks are included with every 20 samples for Quality Assurance/Quality Control purposes by the Company as well as the lab. Approximately 5% of sample pulps are sent to secondary laboratories for check assays.

Qualified Person

The technical content disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this news release dated July 6, 2021, by New Found. Mr. Matheson certifies that this news release fairly and accurately represents the information for which he is responsible.

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 21

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 200,000m drill program at Queensway. Eight rigs are currently in operation at Queensway with the drill count planned to increase to ten rigs by Q3 2021. With a current working capital balance of approximately $80 million, New Found is well funded for this program.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedar.com.

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

New Found Gold Corp.

Per: “Craig Roberts”

Craig Roberts, P. Eng., Chief Executive Officer

Email: croberts@newfoundgold.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 22

Forward Looking Statement Cautions

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation relating to further exploration and drilling on the Company’s Queensway gold project in Newfoundland; interpretation of results of the drilling program and funding of the drilling program; future discoveries of high-grade gold mineralization; the merits of the Queensway project; and the listing of the Company’s common shares on the NYSE American and the timing related thereto. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts’ they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “aims,” “target,“ “suggestive,” “probability,” “appear,” “pursuit,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, uncertainties related to the listing on the NYSE American, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company’s business and prospects. The reader is urged to refer to the Company’s Annual information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators ‘System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com for a more complete discussion of such risk factors and their potential effects.

NEWFOUND GOLD CORP.

Suite 1430, 800 West Pender Street, Vancouver, BC, V6C 2V6	PAGE 23